

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

Via E-mail
Vitaliy Gladky
President, Treasurer and Secretary
Balius Corp.
38 Sea View Park
Cliffoney, Co. Sligo, Ireland

> **Re: Balius Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 12, 2013**
> **File No. 333-186330**

Dear Mr. Gladky:

We have reviewed your amended registration statement and responses to our letter dated April 11, 2013 and have the following additional comments.

Prospectus Summary, page 5

Balius Corp., page 5

1. We note your revised disclosure on page 5 regarding the arrangements with several horse dealers. Please revise to briefly describe the arrangements you have with these horse dealers, including the price of the horse as advertised by the dealers, whether the price is negotiable, and the commission, if any, that a dealer will receive if it sells the horse.

Summary Financial Information, page 6

2. Please revise to ensure that the total assets presented as of March 31, 2013 correspond to the amount presented in your financial statements on page 39.

Unaudited financial Statements for the period ended March 31, 2013

Notes, page 42

3. Please note that your interim financial statements must include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading and an affirmative statement to this affect must be included in your disclosures. If true, please revise to add this disclosure. Reference is made to Regulation S-X, Rule 8-03, Instruction 2.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor